Exhibit 99.1

BCE Inc.

Annual General Meeting of Shareholders

May 5, 2022

Report of Voting Results

At the Annual general meeting of shareholders of BCE Inc. (the “Corporation”) held on May 5, 2022 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following matters were voted on.

1.     Election of Directors

Each of the following 13 nominees was elected as a director of the Corporation:

Nominee	Votes For	%	Votes Witheld	%

Mirko Bibic	344,695,971	99.57%	1,496,430	0.43%

David F. Denison	339,661,796	98.12%	6,523,699	1.88%

Robert P. Dexter	343,780,877	99.31%	2,404,618	0.69%

Katherine Lee	343,213,645	99.14%	2,971,875	0.86%

Monique F. Leroux	342,160,684	98.84%	4,030,705	1.16%

Sheila A. Murray	343,308,523	99.17%	2,875,771	0.83%

Gordon M. Nixon	344,264,891	99.45%	1,919,378	0.55%

Louis P. Pagnutti	342,701,749	98.99%	3,482,520	1.01%

Calin Rovinescu	344,107,209	99.40%	2,077,060	0.60%

Karen Sheriff	343,468,366	99.22%	2,715,928	0.78%

Robert C. Simmonds	342,512,730	98.94%	3,671,539	1.06%

Jennifer Tory	344,033,722	99.38%	2,150,572	0.62%

Cornell Wright	342,392,737	98.90%	3,791,532	1.10%

2.     Appointment of Auditors

Deloitte LLP was appointed as the Corporation’s Auditors.

Votes For:	336,267,642 (89.34%)
Votes Withheld:	40,118,800 (10.66%)

3.     Advisory Resolution on Executive Compensation

Votes For:	327,354,030 (94.54%)
Votes Against:	18,894,717 (5.46%)

4.     Shareholder Proposal No. 1 - Formal Representation of Employees in Strategic Decision-Making

Votes For:	12,107,249 (3.56%)
Votes Against:	328,008,548 (96.44%)

5.     Shareholder Proposal No. 2 – Become a “Benefit Company”

Votes For:	7,747,435 (2.24%)
Votes Against:	338,405,483 (97.76%)

6.     Shareholder Proposal No. 3 – French, an Official Language

Votes For:	6,481,178 (1.87%)
Votes Against:	339,531,421 (98.13%)